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                              November 22, 2022

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       The Suns Group Center
       200 Gloucester Road, 29th Floor
       Wan Chai
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 15,
2022
                                                            File No. 333-267125

       Dear Serena Shie:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form F-4/A filed November 15, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       MPAC
       Results of Operations, page 165

   1. Please revise to include a discussion of results of operations for the three months ended
                                                        September 30, 2022 and
2021 in addition to your discussion of the nine month interim periods.

               You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
 Serena Shie
Model Performance Mini Corp.
November 22, 2022
Page 2

comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameSerena Shie
                                                          Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                          Office of Technology
November 22, 2022 Page 2
cc:       Jane Tam
FirstName LastName